Mail Stop 6010

February 9, 2009

Richard C. Williams
Interim Chief Executive Officer
Cellegy Pharmaceuticals, Inc.
128 Grandview Road
Boyertown, PA 19512

>   **Re: Cellegy Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-4/A**
>   **Filed February 4, 2009**
>   **File No. 333-155322**

Dear Mr. Williams:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-4/A

Adamis' Business, page 75

Adamis Labs, page 76

1. We note your disclosure that the following Adamis products are currently sold commercially and available by prescription:

    - AeroHist® Caplets
    - AeroHist® Plus Caplets
    - AeroKid® Oral Liquid
    - AeroOtic® HC Ear Drops
    - Allergy Extracts
    - Prelone

    We note that two component ingredients of the above products, phenylephrine hydrochloride and chlorpheniramine maleate are listed in the Code of Federal

Regulations Title 21, Part 341 (sec. 341.20) Cold, Allergy, Bronchodialator and Antiasthmatic Drug Products for Over the Counter Human Use. However, it does not appear that the combination ingredients were listed. Additionally, as some of the products appear to be extended release formulations, it appears that a New Drug Application was required. Please tell us when Adamis received FDA approval for these products. If FDA approval was obtained by HVG or the third party HGV acquired these products from, please tell us the name of the third party. Additionally, tell us when any NDAs were filed and which party filed each NDA.

*   *   *

Please furnish a response letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard C. Williams
Cellegy Pharmaceuticals, Inc.
February 9, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: C. Kevin Kelso, Esq.
        Weintraub Genshlea Chediak
        400 Capital Mall, Eleventh Floor
        Sacramento, California 95814